SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 8, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:    Press releases

FOR IMMEDIATE RELEASE

TURKCELL’S SUBSCRIBER BASE GROWS TO 25.6 MILLION IN Q2 2005

Istanbul, Turkey: July 8, 2005 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that its number of subscribers reached 25.6 million by the end of second quarter 2005, implying a 5.3% rise compared to the first quarter 2005 figure of 24.3 million and a 22% rise compared to the second quarter of 2004.

Turkcell’s postpaid subscribers totaled 5.2 million and prepaid subscribers amounted to 20.4 million. In the second quarter of 2005, we recorded a 14% increase in the net new subscriber additions compared to the second quarter of 2004, from 1,186,000 to 1,349,000. The postpaid subscribers made up 9% of the gross new subscribers acquired in the second quarter of 2005.

In the second quarter of 2005, Turkcell’s churn rate stayed nearly stable at 2.6% compared to 2.5% in the first quarter of 2005.

In the first half of 2005, the net new subscriber added totaled 2,216,000 which correspond to a 19% increase compared to the net new subscriber additions during the first half of 2004.

Mr. Muzaffer Akpinar, Turkcell’s CEO, commented, “During the first half of 2005, growth of total subscribers in the Turkish GSM market and, accordingly the growth in our subscriber base was higher than our expectations, mainly due to increased sales and marketing efforts in a stable macro economic environment. However, there is no change in our subscriber growth expectations for the whole year. During this period, we introduced several acquisition campaigns as well as mass and segmented retention activities and loyalty programs to further increase customer satisfaction. We will continue to take necessary measures to maintain our leadership position in the market.”

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 25.6 million postpaid and prepaid customers. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 458 operators in 179 countries as of July 8, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 4.2 million subscribers as of March 31, 2005.

For further information please contact:

Contact:

Turkcell:	Citigate Dewe Rogerson
Investors:	Europe:
Koray Ozturkler, Investor Relations	Sandra Novakov
Tel: +90 212 313 1500	Tel: +44-207282-1089
Email: koray.ozturkler@turkcell.com.tr	Email: sandra.novakov@citigatedr.co.uk
or
Ferda Atabek, Investor Relations	United States:
Tel: + 90 212 313 1275	Victoria Hofstad
Email: ferda.atabek@turkcell.com.tr	Tel: +1-212-687-8080
Email: investor.relations@turkcell.com.tr	Email: vhofstad@sardverb.com

Media:
Ilke Homris, Corporate Communications
Tel: + 90 212 313 2320
Email: ilke.homris@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

TURKCELL COMPLETED THE CAPITAL INCREASE PROCEDURES

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell completed the procedures regarding the capital increase of TRY380,247,980 from TRY1,474,639,361 to TRY1,854,887,341 (25.785829% increase) of which TRY146,156,379 is from the capital inflation adjustment difference in the legal records and TRY234,091,601 is from 2004 distributable net income. Accordingly, the Capital Market Boards (CMB) granted Turkcell the certificate, which states that the capital increase has been completed in compliance with the rules and procedures applied by the CMB and that will be used in the registration and announcement of the capital increase.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Koray Ozturkler
Investor Relations	Investor Relations
06.07.2005, 09:30	06.07.2005, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 8, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer